EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended (“Bylaws”), copies of which are on file with the SEC as exhibits to reports that were previously filed with the SEC and are incorporated by reference herein.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value, and 20,000,000 shares of preferred stock, no par value. As of December 18, 2024, we had 114,900,455 and 109,413,244 shares of common stock issued and outstanding, respectively, and 3,351,500 shares of common stock issuable upon the exercise of stock options and warrants outstanding at a weighted average exercise price of $1.17 per share, 1,222,546 shares of restricted stock units issuable upon vesting, and an aggregate of 7,884,288 additional shares of common stock, including 3,735,788 shares available for restricted stock grants and 4,148,500 shares available for stock option grants, reserved for issuance under our 2013 Amended and Restated Incentive Stock Plan. As of December 18, 2024, there were no shares of preferred stock outstanding.

The following summary of the rights of our common stock is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, and Bylaws, copies of which are filed as exhibits to this Form 10-K

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. Holders of our common stock are not entitled to cumulate their votes.

Dividends and Liquidation

Subject to limitations under applicable law and preferences that may apply to any outstanding shares of our preferred stock, holders of the common stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for any preferred stock having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Rights and Preferences

The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are fully paid and nonassessable.

Amended and Restated of Incorporation and Bylaws Provisions

See “Certain Provisions of Illinois Law and of the Company’s Amended and Restated of Incorporation, as amended, and Bylaws” for a description of provisions of our Amended and Restated Articles of Incorporation, as amended, and Bylaws which may have the effect of delaying changes in our control or management.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust. Its address is 1 State Street, New York, NY 10004, Telephone No. 212-509-4000.

Certain Provisions of Illinois Law and our Amended and Restated Articles of Incorporation, as Amended, and our Bylaws

Illinois Takeover Statute

We are subject to Section 11.75 of the IBCA, an anti-takeover statute. In general, Section 11.75 of the IBCA prohibits a publicly held Illinois corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares that resulted in a shareholder becoming an interested shareholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our stock.

The IBCA also permits the board of directors to consider the interests of constituencies of the corporation in addition to shareholders, including employees, suppliers, customers and the community, in response to unsolicited offers.

Amended and Restated Articles of Incorporation, as amended, and Bylaws Provisions

Provisions of our Amended and Restated Articles of Incorporation, as amended, and Bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for shareholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. In particular, our Amended and Restated Articles of Incorporation, as amended, and our Amended and Restated Bylaws provide for the following:

Special Meetings of Shareholders. Special meetings of our shareholders may be called only by the chairman of the board of directors, our president, a majority of the members of the board of directors, or by one or more shareholders holding shares in the aggregate entitled to cast not less than 20% of the votes at the special meeting.

Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the shareholders, up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. We currently have (i) 160,000 shares designated as Series A Convertible Preferred Stock, (ii) 5,950,000 shares of preferred stock designated as Series B Convertible Preferred Stock and (iii) 3,000,000 shares of preferred stock designated as Series C 8% Cumulative Convertible Preferred Stock As of the date of this prospectus, we did not have any shares of preferred stock outstanding. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Staggered Board of Directors. Our Amended and Restated By-Laws provides for a staggered board of directors. Our board of directors is divided into three classes, each of which shall serve for a term of three years, with only one class of directors being elected in each year. As a result, successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

Advance Notice Provision for Shareholders Proposals. Our Amended and Restated By-Laws require advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our board of directors.

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